

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 14, 2006

Mr. James R. Maronick
Chief Financial Officer
Solitario Resources Corporation
4251 Kipling St, Suite 390
Wheat Ridge, CO 80033

> **Re: Solitario Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **File No. 0-50602**

Dear Mr. Maronick:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We noted that your EDGAR filing does not include page numbers. Please paginate all future filings.

Selected Quarterly Information

2.   Provide two years of quarterly data as required by Regulation S-K, Item 302.
        Include descriptions of any unusual or infrequently occurring items recognized
        within each quarter.

Liquidity and Capital Resources

3.   We note the amount of vested stock options outstanding at December 31, 2005,
        and that, based on your closing stock price as of the balance sheet date, a material
        amount of these options are considered "in the money". Provide a discussion of
        your stock based compensation programs and the potential impact of the exercise
        of these options and other forms of stock based compensation on your liquidity as
        required under Item 303(a)(2)(ii) of Regulation S-K.

Consolidated Statements of Operations

4.   Please revise the presentation of your financial statements and footnotes to clearly
        identify your operations as being in the exploration stage and to provide the
        appropriate disclosure and presentation in accordance with Statement of Financial
        Accounting Standards (SFAS) 7. Please refer to SFAS 7, paragraph 11 for further
        guidance. Also note that the report of your independent registered public
        accounting firm will need to be revised to address these additional disclosures.

Disclosure Controls and Procedures

5.   We note your statement that the chief executive officer and chief financial officer
        have concluded that your system of disclosure controls and procedures are
        effective, but that you further state "there were deficiencies in our disclosure
        controls and procedures." This disclosure appears to state that your disclosure
        controls and procedures are effective except to the extent they are not effective.
        Given the deficiencies you have disclosed, it is unclear to us how you have
        concluded that your disclosure controls and procedures are effective. Amend
        your filing to provide appropriate disclosure explaining how the disclosure
        controls and procedures were determined to be effective in light of the identified
        matters. Or, if true, you can state that given the identified matters, your disclosure
        controls and procedures are not effective.

Exhibits 31.1 and 31.2

6.   Please include correctly worded certifications in your amended filing as required
        by Regulation S-K Item 601(b)(31). We note this exhibit should be titled
        "Certifications".

Engineering Comments

General

7.   To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

> *"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Libertad Gold Property

8.   The Mineralization section refers to gold values up to a stated value. As a general checklist, when reporting the results of sampling and chemical analyses:
   - Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
   - Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
   - Eliminate all disclosure of the highest values or grades of sample sets.
   - Eliminate grades disclosed as "up to" or "as high as."
   - Eliminate statements containing grade and/or sample-width ranges.
   - Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
   - Generally, use tables to improve readability of sample and drilling data.
   - Soil samples may be disclosed as a weighted average value over an area.
   - Refrain from reporting single soil sample values.
   - Convert all ppb quantities to ppm quantities for disclosure.

      Please revise your filing accordingly.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. James R. Maronick
Solitario Resources Corporation
July 14, 2006
page 4

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director